Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-166572-01

June 3, 2010

PRICING INFORMATION

OKLAHOMA GAS AND ELECTRIC COMPANY

$250,000,000 5.85% SENIOR NOTES, SERIES DUE JUNE 1, 2040

Issuer	Oklahoma Gas and Electric Company
Ratings (Moody’s / S&P / Fitch)	A2 / BBB+ / AA-
Amount	$250,000,000
Collateral Type	Senior Unsecured Notes
Type	SEC Registered
Trade Date	June 3, 2010
Settlement Date (T+3)	June 8, 2010
Maturity	June 1, 2040
Coupon Payment Dates	Semi-annual payments on June 1 and December 1 of each year, beginning December 1, 2010
Coupon Record Dates	Semi-annual on May 15 and November 15
Call Structure	Make-Whole @T+25bps
Benchmark	UST 4.625% due 2/15/2040
Benchmark Price	105-29+
Benchmark Yield	4.271%
Reoffer Spread	162.5 bps
Reoffer Yield	5.896%
Coupon	5.850%
Price	99.358%
Joint bookrunners	Mizuho Securities USA, Inc.
RBS Securities Inc.
UBS Securities LLC
Co-manager(s)
BOSC, Inc.
KeyBanc Capital Markets Inc.
Mitsubishi UFJ Securities (USA), Inc.
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.

CUSIP	678858BL4
ISIN	US678858BL42

Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mizuho Securities USA, Inc. at (800) 221-8866 (ext. 3143), RBS Securities Inc. toll-free at (866) 884 2071 or UBS Securities LLC at (877) 827 6444 ext. 561 3884.